Exhibit 99.1

Locafy Partners with TransUnion to Add 17 Million US Business Listings to Global Publishing Network

Strategic Commercial Partnership to Boost Locafy’s Publishing Network by 34%

Locafy and TransUnion Collaborate to Automate SEO Products Based on Listing Content

PERTH, Australia – September 26, 2023 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, today announced a strategic commercial partnership with TransUnion to publish over 17 million business listings in Hotfrog.com, a top-20 free online directory which Locafy acquired in 2016. Through its TruContact™ Digital Search Business Listings, powered by Neustar® solution, the collaboration will assist in increasing Locafy’s existing publishing network by 34% to approximately 66 million pages. TransUnion will also work closely with Locafy to help ensure that data is up-to-date on the Hotfrog network via API connectivity and is exploring opportunities to collaborate on new product releases with the Company.

“We’re delighted to forge this path ahead with TransUnion as our partner,” said Locafy CEO Gavin Burnett. “We believe that this collaboration further ensures that the information we present on Hotfrog is up -to -date so consumers are better able to connect with local businesses. Early trial results with other partners undertaking proof of concepts have been very encouraging. Especially with the influence of automated content generation services, we’re confident that this expanded Hotfrog footprint will assist in driving strong organic traffic momentum through the Hotfrog platform and help promote Locafy’s entity-based SEO products.”

“Our partnership with Locafy exemplifies our commitment to data excellence,” added TransUnion Senior Product Manager, Joe Lazure. “We are eager to publish our business profiles on Hotfrog to ensure that users have access to the highest quality information. Looking ahead, we’re also confident in the potential for new product releases at scale, and believe that our quality business data will boost Hotfrog’s platform moving forward.”

How it Works

Locafy’s technology uses the information included in Hotfrog’s database to repurpose existing profiles and automatically create new landing pages that are optimized for SEO performance. Then, Locafy software adds quality content to the landing pages by automatically adding the business’ Google Business Profile content and generative AI-based content when desired. The result is a powerful local website generated programmatically through Locafy’s platform. Several Locafy partners connected to Hotfrog’s publishing API are now piloting Locafy’s Proximity Networks and Local Pages solutions with significant success.

Locafy continually seeks opportunities to add quality content to its network of publishing assets, to scale the automated production of its local SEO products. For more information, please visit Locafy’s investor relations website at investor.locafy.com.

About Locafy

Locafy (Nasdaq: LCFY, LCFYW) is a globally recognized software-as-a-service technology company specializing in local search engine marketing. Founded in 2009, Locafy’s mission is to revolutionize the US$700 billion SEO sector. Locafy helps businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

About TransUnion (NYSE: TRU)

TransUnion is a global information and insights company with over 12,000 associates operating in more than 30 countries. We make trust possible by ensuring each person is reliably represented in the marketplace. We do this with a Tru™ picture of each person: an actionable view of consumers, stewarded with care. Through our acquisitions and technology investments we have developed innovative solutions that extend beyond our strong foundation in core credit into areas such as marketing, fraud, risk and advanced analytics. As a result, consumers and businesses can transact with confidence and achieve great things. We call this Information for Good® — and it leads to economic opportunity, great experiences and personal empowerment for millions of people around the world. http://www.transunion.com/business

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Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Tom Colton or Chris Adusei-Poku

Gateway Group

(949) 574-3860

LCFY@gateway-grp.com